                                                         Exhibit No. EX-99.17(f)

The Montgomery Funds(SM)

Prospectus dated February 10, 2003
(Class R Shares)

The information in this prospectus replaces information on the Montgomery Global Long-Short Fund in the Montgomery Class R prospectuses dated October 31, 2002.

TABLE OF CONTENTS

Montgomery Partners Long-Short Equity Plus Fund................................2
Additional Discussion of Principal Strategies and Related Risks................7
Management of the Fund.........................................................9
Buying, Selling and Exchanging Shares.........................................11
Other Account Information.....................................................14
After You Invest..............................................................20
Financial Highlights..........................................................22

The Montgomery Funds have registered the mutual fund offered in this prospectus with the U.S. Securities and Exchange Commission (SEC). That registration does not imply, however, that the SEC endorses the Fund.

The SEC has not approved or disapproved the Fund or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus describes only the Fund's Class R shares. The Montgomery Funds offer other classes of shares with different fees and expenses to eligible investors.

                                                                               1

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Montgomery Partners Long-Short Equity Plus Fund

(formerly Montgomery Global Long-Short Fund) | MNGLX

Portfolio Management

SSI Investment Management, Inc. - Subadviser

Objective

Long-term capital appreciation with a total return greater than the Standard & Poor's ("S&P") 500 Index

Principal Strategy

Under normal conditions, the Fund invests at least 80% of its net assets in long and short positions in equity securities of publicly traded companies of any size which are based in the United States. The Fund's investment process offers the potential for consistent excess returns over the S&P 500(R) Index, the Fund's benchmark. The Fund's investment process combines positions in S&P 500 Index instruments such as index futures and index swaps with a primarily market-neutral exposure in individual long and short positions in equity securities. The S&P 500 Index instruments are purchased in order to capture the returns of the index, while SSI's active management of the market-neutral long and short assets seeks to add incremental return above that of the index without regard to general market movement. The Fund may use margin borrowing or leverage to purchase index futures, index swaps, or other financial instruments.

Using quantitative and fundamental analysis, SSI buys stocks "long" that it believes will perform better than their peers, and sells stocks "short" that it believes will underperform their peers. Among the key factors used to rank these stocks are the company's price-to-earnings ratio, growth potential, earnings estimate revisions and the direction, among and timing (or momentum) of price movements. With a long position, the Fund purchases a stock outright, whereas with a short position the Fund sells a security that it has borrowed. SSI typically maintains an equal amount of long and short positions with 90 to 95% of the Fund's portfolio. The Fund will realize a profit or incur a loss from a short position depending on whether the value of the underlying stock decreases or increases, respectively, between the time it is sold and when the Fund replaces the borrowed security.

Principal Risks

By investing in stocks, the Fund may expose you to certain risks that could cause you to lose money, particularly a sudden decline in a holding's share price or an overall decline in the stock market. Additionally, the Fund uses investment approaches that may present substantially higher risks and greater volatility than with most mutual funds. The Fund seeks to increase return by using margin, leverage, short sales and other forms of volatile financial derivatives such as options, futures and swaps. The Fund is not appropriate for conservative investors.

Short sales are speculative investments that will cause the Fund to lose money if the value of a security does not go down as SSI expects. In addition, the use of borrowing and short sales may cause the Fund to have higher expenses (especially interest and dividend expenses) than those of other equity mutual funds.

By investing a portion of the Fund's assets in swaps or futures contracts, the Fund will generally realize a loss or gain as if a larger portion of the Fund's assets were invested directly in the S&P 500 Index. For example, if the S&P 500 Index declines (or gains) a certain percentage amount, the Fund will potentially be subject to a decline (or gain) of that same percentage amount as well. Swap contracts expose the Fund to the credit risk that the counterparty may default on the swap contract.

                                                                               2

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There can be no assurance that a liquid market will exist for any particular swap or future at any particular time. Accordingly, there is a risk that the Fund may not be able to enter into a closing transaction for that particular swap or future.

See "Additional Discussion of Principal Strategies and Related Risks" on page 6.

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Past Fund Performance

The Fund's past performance shown on this page reflects the results under the Fund's former investment process. As of March 4, 2003, the Fund implemented a new investment strategy and process, which are discussed further in this prospectus. Of course, past performance is no guarantee of future results. The following bar chart shows the risks of investing in the Fund and how the Fund's total return has varied from year to year. All results of the Fund reflect the reinvestment of dividends and capital-gain distributions.

                                     [CHART]

                                    BAR CHART

                               1998    1999     2000     2001     2002
                              -----   ------   ------   ------   ------
Long-Short Equity Plus Fund   53.39%  135.07%  -24.33%  -21.98%  -16.68%

                                      Highest and Lowest Quarter Returns
                                   (for the periods shown in the bar chart)
                              --------------------------------------------------
Long-Short Equity Plus Fund   Highest (Q4 1999) +60.33%  Lowest (Q4 2000) -22.85%

The table below compares the Fund's performance with commonly-used indices for its market segment. Performance of the Fund is shown through December 31, 2002.

Average Annual Total Returns
(for the periods ended December 31, 2002)                                Since Fund Inception
Long-Short Equity Plus Fund                                     1 Year        (12/31/97)
                                                                ------   --------------------
   Returns Before Taxes                                         -16.68%          12.14%

   Returns After Taxes on Distributions/1/                      -16.68%           8.16%

   Returns After Taxes on Distributions and Sale of Fund
   Shares/1/                                                    -18.98%           9.25%

Comparative Returns
(Does not reflect deductions for fees, expenses or taxes.)      1 Year   Since Inception (12/31/97)
                                                                ------   --------------------------
S&P 500 Index/2/                                                -22.09%             -0.58%

MSCI All-Country World Free Index/2/                            -18.98%             -1.94%

50% Salomon Smith Barney Three-Month U.S. Treasury Bill - 50%
   MSCI All-Country World Free Index/2/                          -8.78%              1.53%

Notes:

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1    After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

2 See page 9 for a description of these indices. The Fund was formerly compared with the MSCI All-Country World Free Index and the 50% Salomon Smith Barney Three-Month U.S. Treasury Bill - 50% MSCI All-Country World Free Index. Both of these indices measure the performance of a global portfolio. The new benchmark of the Fund is the S&P 500 Index, which covers 500 industrial, utility, transportation and financial companies of the U.S. markets. The Index does not incur expenses and cannot be purchased directly by investors. The S&P 500 Index is a more appropriate benchmark for the Fund, since the Fund will use equity swaps, options or futures designed to more closely track the S&P 500 Index. Also, the Fund's investment process will maintain 80% of its assets inside the United States under normal conditions, making a global benchmark a poor comparison for its performance.

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Fees and Expenses
Shareholder Fees (fees paid directly from your investment)
Redemption Fee/1/                                                     2.00%
Annual Fund Operating Expenses (expenses deducted from Fund assets)
Management Fee                                                        1.50%
Distribution/Service (12b-1) Fee                                      0.00%
Other Expenses                                                        1.22%
Shareholder Servicing Fee                                             0.25%
Total Annual Fund Operating Expenses                                  2.97%
Fee Reduction and/or Expense Reimbursement                            0.53%
Net Expenses/2/                                                       2.44%
--------------------------------------------------------------------------------
1 Deducted from the net proceeds of shares redeemed (or exchanged) within three months after purchase. This fee is retained by the Fund. $10 will be deducted from redemption proceeds sent by wire or overnight courier.

2 Under an Interim Investment Management Agreement between the Fund and Gartmore Mutual Fund Capital Trust, the interim investment adviser to the Fund, Gartmore has agreed to reduce its fees and/or absorb expenses to limit the Fund's total annual operating expenses (excluding interest, taxes, brokerage commissions, short sale dividend expenses, front-end or contingent deferred loads, Rule 12b-1 fees, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation) to 2.35%. The Interim Investment Management Agreement is scheduled to terminate by June 15, 2003.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows what you would pay in expenses over time, whether or not you sold your shares at the end of each period. It assumes a $10,000 initial investment, 5% total return each year and no changes in expenses. This example is for comparison purposes only. It does not necessarily represent the Fund's actual expenses or returns.

                       Year 1   Year 3   Year 5   Year 10
                       ------   ------   ------   -------
                        $295     $904    $1,538    $2,739

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Additional Discussion of Principal Strategies and Related Risks

Short Sales. When SSI believes that a security is overvalued, it may sell the security "short" and borrow the same security from a broker or other institution to complete the sale. If the price of the security decreases in value, the Fund may make a profit and, conversely, if the security increases in value, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price. There can be no assurance that the Fund will be able to close out the short position at any particular time or at an acceptable price. Although the Fund's gain is limited to the amount at which it sold a security short, its potential loss is not limited. A lender may request that the borrowed securities be returned on short notice; if that occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur. This means that the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short, with purchases on the open market at prices significantly greater than those at which the securities were sold short. Short selling also may produce higher than normal portfolio turnover and result in increased transaction costs to the Fund.

The Fund also may make short sales "against-the-box," in which it sells short securities it owns. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box, which result in a "constructive sale," requiring the Fund to recognize any taxable gain from the transaction.

Until the Fund replaces a borrowed security, it will designate sufficient U.S. government securities, and other liquid debt and equity securities or cash to cover any difference between the value of the security sold short and any collateral deposited with a broker or other custodian. In addition, the value of the designated securities must be at least equal to the original value of the securities sold short. Depending on arrangements made with the broker or custodian, the Fund may not receive any payments (including interest) on collateral deposited with the broker or custodian. The Fund will not make a short sale if, immediately before the transaction, the market value of all securities sold exceeds 100% of the value of the Fund's net assets.

Borrowing/Leverage. The Fund may borrow money from banks and engage in reverse repurchase transactions for temporary or emergency purposes. The Fund may borrow from broker-dealers and other institutions to leverage a transaction, provided that the borrowing is fully collateralized. Total bank borrowings may not exceed one-third of the value of the Fund's assets. The Fund also may leverage its portfolio through margin borrowing and other techniques in an effort to increase total return. Although leverage creates an opportunity for increased income and gain, it also creates certain risks. For example, leveraging may magnify changes in the net asset values of the Fund's shares and in its portfolio yield. Although margin borrowing will be fully collateralized, the Fund's assets may change in value while the borrowing is outstanding. Leveraging creates interest expenses that can exceed the income from the assets retained.

Equity Swap Contracts

In an equity swap contract, the counterparty generally agrees to pay the Fund the amount, if any, by which the notional amount of the equity swap contract (i.e., the fixed percentage of the cost for the underlying security) would have increased in value had it been invested in the basket of stocks (i.e., the stocks comprising the S&P 500 Index), plus the dividends that would have been received on those stocks. The Fund is likely to purchase S&P 500 Index swaps. In such an investment, the Fund agrees to pay to the counterparty a floating rate of interest (typically the London Inter Bank Offered Rate, "LIBOR") on the notional amount of the equity swap contract plus the amount, if any, by which that notional amount would have decreased in value had it been invested in such stocks.

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Therefore, the return to the Fund on any equity swap contract should be the gain or loss on the notional amount plus dividends on the stocks comprising the S&P 500 Index (as if the Fund had invested the notional amount in stocks comprising the S&P 500 Index) less the interest paid by the Fund on the notional amount. Therefore, the Fund will generally realize a loss if the value of the S&P 500 Index declines and will generally realize a gain if the value of the S&P 500 Index rises. The Fund will enter into equity swap contracts only on a net basis, i.e., where the two parties' obligations are netted out, with the Fund paying or receiving, as the case may be, only the net amount of any payments. The Fund is exposed to credit risk in the event of non-performance by the swap counterparty.

S&P 500 Index Futures and Related Options

An S&P 500 Index future contract (an "Index Future") is a contract to buy or sell an integral number of units of the S&P 500 Index at a specified future date at a price agreed upon when the contract is made. A unit is the value at a given time of the S&P 500 Index. Entering into a contract to buy units is commonly referred to as buying or purchasing a contract or holding a long position in the S&P 500 Index. An option on an Index Future gives the purchaser the right, in return for the premium paid, to assume a long or a short position in the S&P 500 Index. The Fund will realize a loss if the value of the S&P 500 Index declines between the time the Fund purchases an Index Future or an option transaction in which the Fund has assumed a long position in an Index Future and may realize a gain if the value of the S&P 500 Index rises between such dates. There can be no assurance that a liquid market will exist for any particular contract at any particular time. Accordingly, there is a risk that the Fund may not be able to enter into a closing transaction for that particular contract.

Defensive Investments

At the discretion of its portfolio manager(s), the Fund may invest up to 100% of its assets in cash for temporary defensive purposes. The Fund is not required nor expected to take such a defensive posture. But, if used, such an unlikely stance may help the Fund minimize or avoid losses during adverse market, economic or political conditions. During such a period, the Fund may not achieve its investment objective. For example, should the market advance during this period, the Fund may not participate as much as it would have if it had been more fully invested.

Portfolio Turnover

SSI will sell a security when it believes it is appropriate to do so, regardless of how long the Fund has owned that security. Buying and selling securities generally involves some expense to the Fund, such as commission paid to brokers and other transaction costs. By selling a security, the Fund may realize taxable capital gains that it will subsequently distribute to shareholders. Generally speaking, the higher the Fund's annual portfolio turnover, the greater its brokerage costs and the greater the likelihood that it will realize taxable capital gains. Increased brokerage costs may adversely affect the Fund's performance. Also, unless you are a tax-exempt investor or you purchase shares through a tax-deferred account, the distribution of capital gains may affect your after-tax return. Annual portfolio turnover of 100% or more is considered high. The Fund will typically have annual turnover in excess of that rate because of SSI's investment style. See "Financial Highlights," beginning on page 21, for the Fund's historical portfolio turnover.

Management of the Fund

Investment Manager

As of January 20, 2003, Gartmore Mutual Fund Capital Trust ("Gartmore"), replaced Montgomery Asset Management, LLC ("MAM") as the Fund's investment manager. Under an Interim Investment Management Agreement, Gartmore manages the investment of the Fund's assets and supervises the daily business affairs of the Fund. Gartmore is authorized to select and place portfolio investments on behalf of the Fund. However, Gartmore does not intend to do so at this time. Gartmore, a member of the Gartmore Group, the global asset management arm of Nationwide(R) Mutual Insurance Company. Gartmore is located at 1200 River Road, Conshohocken, Pennsylvania 19428. Gartmore was organized in 1999 and advises mutual funds. As of December 31, 2002, Gartmore and its affiliates had approximately $29.6 billion in assets under management, including approximately $14 billion managed by Gartmore.

In the second quarter of 2003, it is anticipated that shareholders of the Fund will receive a proxy statement seeking their approval of a new permanent investment advisory agreement with Gartmore and the reorganization of the Fund into a similar Gartmore-managed fund. If approved by shareholders, these changes are expected to occur by the end of the second quarter of 2003.

Management Fees

The Fund pays Gartmore a management fee of 1.50% based on the Fund's average daily net assets. During the Fund's most recent fiscal year, MAM received an aggregate management fee (including the effect of fees reduced by MAM) of 1.50%.

Subadviser

Gartmore will oversee SSI Investment Management, Inc. ("SSI"), the subadviser to the Fund. SSI is responsible for the day-to-day portfolio management of the Fund. SSI was founded in 1973. As of December 31, 2002, SSI managed over $950 million on behalf of institutional investors and mutual funds. SSI is located at 357 N. Canyon Drive, Beverly Hills, California, 90210.

SSI takes a team approach to portfolio construction, allowing investors to benefit from the skills of all the members of the team, not just one investment manager. The following describes the persons primarily responsible for day-to-day management of the Fund.

John Gottfurcht co-founded SSI in 1973 and is a pioneer of market-neutral investment strategies. He has over 35 years of experience managing investment portfolios. Mr. Gottfurcht has served as SSI's President since 1987 and is Chairman of the Portfolio Management Committee.

George Douglas, CFA, is responsible for daily management of the Fund's investment portfolio and directing SSI's research process. Mr. Douglas has 26 years of experience in quantitative equity research and portfolio management and attended the University of Wisconsin, where he earned an M.B.A. degree in Finance, an M.S. degree in Statistics, and a B.S. degree in Mathematics. He has been Vice President and Chief Investment Officer at SSI since 1994.

Kenneth Raguse is responsible for analyzing investments in consumer products, technology, media and healthcare. He has over 12 years of experience in portfolio management and holds an M.S. Degree in Finance and a B.S. Degree in Economics, both from the University of Wisconsin. He has been Vice President and Senior Portfolio Analyst at SSI since 1997.

David Rosenfelder is responsible for analyzing investments in capital goods, basic materials, defense/aerospace and transportation. Mr. Rosenfelder has over 19 years of experience in portfolio management and holds an M.B.A. degree in Finance from UCLA's Anderson School of

Management, and a B.S. degree in Accounting from California State University, Los Angeles. He has been Vice President and Senior Portfolio Analyst at SSI since 1995.

Tim Ruiz is responsible for analyzing investments in finance, energy, REITs and utilities. He possesses over 12 years of experience in portfolio management and holds a B.S. degree in Finance from California State University, Los Angeles. He has been Vice President and Senior Portfolio Analyst at SSI since 2000, and was a Trader and Equity Analyst for SSI's investment portfolios from 1992 to 2000.

CFA(R) and Chartered Financial Analyst(R) are trademarks of the Association for Investment Management and Research.

Our Partners

As a Fund shareholder, you may see the names of our partners on a regular basis. We all work together to ensure that your investments are handled accurately and efficiently.

..    Montgomery Asset Management, LLC ("MAM"), located in San Francisco,
     California, provides administrative services to the Fund.

..    Funds Distributor, Inc., located in New York City and Boston, distributes the Fund.

..    DST Systems, Inc., located in Kansas City, Missouri, is the Fund's Master
     Transfer Agent, and performs certain recordkeeping and accounting functions for the Fund.

..    State Street Bank and Trust Company also located in Kansas City, Missouri, assists DST Systems, Inc. with certain recordkeeping and accounting functions for the Fund.

..    J.P. Morgan Investor Services Co., located in Boston, Massachusetts, assists MAM in providing administrative, custodial and fund accounting services for the Fund.

..    BISYS Fund Services., located in Columbus, Ohio, provides accounting services to the Fund, and assists MAM in providing administrative services to the Fund.

Additional Benchmark Information

..    The Morgan Stanley Capital International ("MSCI") All-Country World Free
     Index is a capitalization-weighted index composed of securities listed on the stock exchanges of more than 45 developed and emerging countries, including the United States.

..    The Salomon Smith Barney Three-Month U.S. Treasury Bill ("T-Bill") Index
     measures monthly return equivalents of yield averages that are not marked to market. The index consists of the average of the last three-month T-bill issues. Returns for this index are calculated on a monthly basis only.

..    The 50% Salomon Smith Barney Three-Month U.S. T-Bill Index - 50% MSCI
     All-Country World Free Index is a blended index of two published indices derived and maintained by MAM. It is calculated by taking 50% of the one-month total return for the Salomon Smith Barney Three-Month U.S. T-Bill Index and adding 50% of the one-month total return for the MSCI All-Country World Free Index. The sum value of this calculation derives the return for the index. The index is rebalanced monthly.

..    The Standard & Poor's ("S&P") 500 Index covers 500 industrial, utility, transportation and financial companies of the U.S. markets. It is a capitalization-weighted index calculated on a total return basis with dividends reinvested.

Buying, Selling and Exchanging Shares

Summary

To open a new account, complete and mail the New Account application included with this prospectus ($2,500 minimum for regular accounts and $1,000 for IRAs), or complete an application online by accessing www.montgomeryfunds.com. The minimum subsequent investment is $100.

Trade requests received after 1:00 P.M. Pacific Time (4:00 P.M. Eastern Time) will be executed at the following business day's closing price. Once a trade is placed, it may not be altered or canceled.

Checks should be made payable to: The Montgomery Funds

Once an account is established, you can:

     .    Buy, sell or exchange shares online

          Go to www.montgomeryfunds.com. Follow online instructions to enable this service.

     .    Buy, sell or exchange shares by phone

          Contact The Montgomery Funds at (800) 572-FUND [3863].
          Press 1 for a shareholder service representative, or press 2 for the automated Montgomery Star System.

     .    Buy or sell shares by wiring funds

          To:                  State Street Bank and Trust Company -
                               ABA #101003621

          For:                 DST Systems, Inc. - Account #7526601
                               Attention: The Montgomery Funds

          For Credit to:       [shareholder(s) name],
                               [shareholder(s) account number],
                               [Montgomery Fund name]

     .    Buy or sell shares by mail

          Mail buy/sell order(s) with your check

          By regular mail:     The Montgomery Funds
                               c/o DST Systems, Inc.
                               P.O. Box 219073
                               Kansas City, MO 64121-9073

          By express or
          overnight service:   The Montgomery Funds
                               c/o DST Systems, Inc.
                               210 West 10th Street, 8th Floor
                               Kansas City, MO 64105-1614
To Open a New Account

Online. Visit www.montgomeryfunds.com to print out an application or to exchange at least $2,500 from an existing account into a new account.

By Phone. To make an initial investment by phone, you must have been a current Montgomery shareholder for at least 30 days. Shares for Individual Retirement Accounts (IRAs) may not be purchased by phone. Your purchase of a new Fund must meet its investment minimum and is limited to the total value of your existing accounts or $10,000, whichever is greater. To complete the transaction, we must receive payment within three business days. We reserve the right to collect any losses from any of your accounts if we do not receive payment within that time.

By Wire. Call us at (800) 572-FUND [3863] to let us know that you intend to make your initial investment by wire. Tell us your name, the amount you want to invest and the Fund. We will give you further instructions and a fax number to which you should send your completed New Account application. To ensure that we handle your investment accurately, include complete account information in all wire instructions. Then request your bank to wire money from your account. See "Buy or sell shares by wiring funds," above. Please note that your bank may charge a wire transfer fee.

By Mail. Send your signed, completed application, with a check payable to The Montgomery Funds to the appropriate address (see "Buy or sell shares by mail" above). Your check must be in U.S. dollars and drawn on a bank located in the United States. Dividends do not accrue until your check has cleared. We do not accept third-party checks, "starter" checks, credit-card checks, instant-loan checks or cash investments. We may impose a charge on checks that do not clear.

Trading Times. Whether buying, exchanging or selling shares, transaction requests received after 1:00 P.M. Pacific Time (4:00 P.M. Eastern Time) will be executed at the next business day's closing price.

Buying Additional Shares

Online. To buy shares online, you must first set up an Electronic Link (described in the note at above left). Then visit www.montgomeryfunds.com to create a Personal Identification Number (PIN) for accessing your account(s). You can purchase up to $25,000 per day in additional shares of any Fund, except those held in a retirement account. The cost of the shares will be automatically deducted from your bank account within two days of your purchase.

By Phone. Current shareholders are automatically eligible to buy shares by phone. To buy shares in the Fund or to invest in a new Fund, call (800) 572-FUND [3863]. Shares for IRAs may not be purchased by phone. Telephone purchases can be made for up to five times your account value as of the previous day.

We must receive payment for your purchase within three business days of your request. To ensure that we do, you can:

..    Transfer money directly from your bank account by mailing a written request and a voided check or deposit slip (for a savings account).

..    Send us a check by overnight or second-day courier service.

..    Instruct your bank to wire money to our affiliated bank using the information under "Buying, Selling and Exchanging Shares" (page 41).

Shareholder service is available Monday through Friday from 6:00 A.M. to 4:00 P.M. Pacific Time.

By Wire. There is no need to contact us when buying additional shares by wire. Instruct your bank to wire funds to our affiliated bank using the information under "Buy or sell shares by wiring funds" (page 42).

By Mail. Complete the form at the bottom of any Montgomery statement and mail it with your check payable to The Montgomery Funds. Or mail a check with a signed letter noting the name of the Fund in which you want to invest, your account number and telephone number. We will mail you a confirmation of your investment. Note that we may impose a charge on checks that do not clear.

Exchanging Shares

You may exchange Class R shares in the Fund for Class R shares in another Fund in accounts with the same registration, Taxpayer Identification Number (TIN) and address. There is a $100 minimum to exchange into a Fund you currently own and a $2,500 minimum for investing in a new Fund. Note that an exchange is treated as a sale and may result in a realized gain or loss for tax purposes. You may exchange shares by phone at (800) 572-FUND [3863] or through our online Account Access area at www.montgomeryfunds.com.

We will process your exchange order at the next-calculated NAV.

You may exchange shares only in Funds that are qualified for sale in your state and that are offered in this prospectus. You may not exchange shares in one Fund for shares of another that is currently closed to new shareholders unless you are already a shareholder in the closed Fund.

Because excessive exchanges can harm the Fund's performance, we reserve the right to terminate your exchange privileges if you make more than four exchanges out of the Fund during a 12-month period. We also may refuse an exchange into the Fund from which you have sold shares within the previous 90 days (accounts under common control and accounts having the same TIN will be counted together).

We may restrict or refuse your exchanges if we receive, or anticipate receiving, simultaneous orders affecting a large portion of the Fund's assets or if we detect a pattern of exchanges that suggests a market-timing strategy.

We reserve the right to refuse exchanges into the Fund by any person or group if, in our judgment, the Fund would be unable to effectively invest the money in accordance with its investment objective and policies, or might be adversely affected in other ways.

Selling Shares

You may sell some or all of your Fund shares on days that the NYSE is open for trading. Note that a redemption is treated as a sale and may result in a realized gain or loss for tax purposes.

Your shares will be sold at the next NAV we calculate for the Fund after receiving your order. We will promptly pay the proceeds to you, normally within three business days of receiving your order and all necessary documents (including a written redemption order with the appropriate signature guarantee). We will mail or wire you the proceeds, depending on your instructions. Redemption proceeds from shares purchased by check or bank transfer may be delayed up to 15 calendar days to allow the check or transfer to clear.

Aside from any applicable redemption fees, we generally will not charge you any fees when you sell your shares, although there are some minor exceptions:

..    For share sale proceeds transferred by wire, a $10 wire transfer fee will be deducted directly from the proceeds.

..    For redemption checks requested by overnight courier, a $10 fee will be deducted directly from the redemption proceeds.

In accordance with the rules of the Securities and Exchange Commission (SEC), we reserve the right to suspend redemptions under extraordinary circumstances.

Our Electronic Link program allows us to automatically debit or credit your bank account for transactions made by phone or online. To take advantage of this service, simply mail us a voided check or preprinted deposit slip from your bank account along with a request to establish an Electronic Link.

By Internet or Phone. You may accept or decline Internet or telephone redemption privileges on your New Account application. If you accept, you will be able to sell up to $50,000 in shares through www.montgomeryfunds.com, through one of our shareholder service representatives or through our automated Star System at
(800) 572-FUND [3863]. You may not buy or sell shares in an IRA by phone. If you included bank wire information on your New Account application or made arrangements later for wire redemptions, proceeds can be wired to your bank account. Please allow at least two business days for the proceeds to be credited to your bank account. If you want proceeds to arrive at your bank on the next business day (subject to bank cutoff times), there is a $10 fee. For more information about our Internet or phone transaction policies, see "Other Policies" on page 47.

Shareholder service is available Monday through Friday from 6:00 A.M. to 4:00 P.M. Pacific Time.

By Mail. Send us a letter including your name, Montgomery account number, the Fund from which you would like to sell shares and the dollar amount or number of shares you want to sell. You must sign the letter in the same way your account is registered. If you have a joint account, all accountholders must sign the letter.

If you want the proceeds to go to a party other than the account owner(s) or your pre-designated bank account, or if the dollar amount of your redemption exceeds $50,000, you must obtain a signature guarantee (which is not the same as a notarization) available from many commercial banks, savings associations, stock brokers and other National Association of Securities Dealers (NASD) member firms.

If you want the redemption proceeds to be wired but do not have a pre-designated bank account, include a preprinted voided check or deposit slip. If you do not have a preprinted check, please send a signature-guaranteed letter along with your bank instructions. The minimum wire amount is $500. Wire charges, if any, will be deducted from the redemption proceeds. We may permit lesser wire amounts or fees at our discretion. Call (800) 572-FUND [3863] for more details.

Redemption Fee. The redemption fee for the Fund is intended to compensate the Fund for the increased expenses to longer-term shareholders and the disruptive effect on the portfolios caused by short-term investments. The redemption fee will be assessed on the NAV of the shares redeemed or exchanged and will be deducted from the redemption proceeds otherwise payable to the shareholder. The Fund will retain the fee charged.

Other Account Information

Generally

You pay no sales charge to invest in Class R shares of the Fund. The minimum initial investment for the Fund is $2,500 ($1,000 for IRAs). The minimum subsequent investment is $100. Under certain conditions we may waive these minimums. If you buy shares through a broker or investment advisor, different requirements may apply. All investments must be made in U.S. dollars.

We must receive payment from you within three business days of your purchase. In addition, the Fund and the Distributor each reserve the right to reject all or part of any purchase.

From time to time, Montgomery may close and reopen the Fund to new investors at its discretion. If the Fund is closed to new investors, shareholders who maintain the minimum required balance of $2,500 may make additional investments in the Fund. Employer-sponsored retirement plans, if they are already invested in the Fund, may be able to open additional accounts for plan participants.

Montgomery may reopen and close the Fund to certain types of new shareholders in the future. If the Fund is closed and you redeem your total investment in the Fund, your account will be closed and you will not be able to make any additional investments in the Fund. If you do not own shares of the Fund when it is closed, you may not exchange shares from other Montgomery Funds for shares of the Fund. Montgomery reserves the right to close or liquidate the Fund at its discretion.

How Fund Shares Are Priced

How and when we calculate the Fund's price or NAV determines the price at which you will buy or sell shares. We calculate the Fund's NAV by dividing the total net value of its assets by the number of outstanding shares. We base the value of the Fund's investments on their market value, usually the last price reported for each security before the close of market that day. A market price may not be available for securities that trade infrequently. Occasionally, an event that affects a security's value may occur after the market closes. This is more likely to happen with foreign securities traded in foreign markets that have different time zones than in the United States. Major developments affecting the prices of those securities may occur after the foreign markets in which such securities trade have closed, but before the Fund calculates its NAV. In this case, Montgomery, subject to the supervision of the Fund's Board of Trustees or Pricing Committee, will make a good-faith estimate of the security's "fair value," which may be higher or lower than the security's closing price in its relevant market.

We calculate the NAV of the Fund after the close of trading on the New York Stock Exchange (NYSE) every day the NYSE is open. We do not calculate the NAV on days on which the NYSE is closed for trading. The Fund may, but does not expect to, determine the NAV of its shares on any day the NYSE is not open for trading if there is sufficient trading in the Fund's portfolio securities on such days. If we receive your order by the close of trading on the NYSE, you can purchase shares at the price calculated for that day. The NYSE usually closes at 4:00 P.M. on weekdays, except for holidays. If your order is received after the NYSE has closed, your shares will be priced at the next NAV we determine after receipt of your order. More details about how we calculate the Fund's NAV are provided in the Statement of Additional Information.

Manage Your Account(s) Online

Our Account. Access area offers free, secure, around-the-clock access to your Montgomery Funds account(s). At www.montgomeryfunds.com shareholders can:

..    Check current account balances   .    View tax summaries

..    Buy, exchange or sell shares     .    Change address of record

..    View statements                  .    View  the  most  recent   account
                                           activity  and  up to  160  records
                                           of account  history  within  the
                                           past two years

..    Order duplicate statements and tax forms

Access your account(s) online today: Simply click on the Account Access tab and follow the simple steps to create a secure PIN. It takes only a minute.

For your protection this secure area of our site requires the use of browsers with 128-bit encryption. If you are not sure what level of security your browser supports, click on our convenient browser check.

Other Policies

Minimum Account Balances. Due to the cost of maintaining small accounts, we require a minimum Fund account balance of $2,500, with the exception of retirement accounts (IRAs). If your Fund account balance falls below that amount for any reason, we may ask you to add to your account. If your Fund account balance is not brought up to the minimum or you do not send us other instructions, we may either redeem your shares and send you the proceeds or we may charge you an annual account maintenance fee of $10. The fee is payable to the Fund and is designed to offset in part the relatively higher costs of servicing small accounts. The Fund reserves the right to waive the fee. We believe that this policy is in the best interests of all our shareholders.

Expense Limitations. Gartmore may reduce its management fees and absorb expenses to maintain total operating expenses (excluding interest, taxes, brokerage commissions, short sale dividend expenses, front-end or contingent deferred loads, Rule 12b-1 fees, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation) for each share class below its previously set operating expense limit. The Interim Investment Management Agreement allows Gartmore three fiscal years to recover amounts previously reduced or absorbed, provided the Fund remains within the applicable expense limitation for the fiscal year. Gartmore may not request or receive reimbursement of such amounts before payment of the Fund's operating expenses for the current year.

Shareholder Servicing Plan. The Fund has adopted a Shareholder Servicing Plan, under which the Fund pays Montgomery or its Distributor a shareholder servicing fee at an annual rate of up to 0.25% of the Fund's average daily net assets. The fee is intended to reimburse the recipient for providing or arranging for services to shareholders. The fee also may be used to pay certain brokers, transfer agents and other financial intermediaries for providing shareholder services.

In-Kind Redemptions. When in the judgment of Gartmore it is consistent with the best interests of the Fund, an investor may redeem shares of the Fund and receive securities from the Fund selected by Gartmore at its sole discretion, provided that such redemption is not expected to affect the Fund's ability to attain its investment objective or otherwise materially affect its operations. For the purposes of redemptions in-kind, the redeemed securities shall be valued at the identical time and in the identical manner as the other portfolio securities for purposes of calculating the net asset value of the Fund's shares.

Uncashed Redemption Checks. If you receive your Fund redemption proceeds or distributions by check (instead of by wire) and it does not arrive within a reasonable period of time, please call us at (800) 572-FUND [3863]. Please note that we are responsible only for mailing redemption or distribution checks and not for tracking uncashed checks or determining why checks are uncashed. If your check is returned to us by the U.S. Postal Service or other delivery service, we will hold it on your behalf for a reasonable period of time. We will not invest the proceeds in any interest-bearing account. No interest will accrue on uncashed distribution or redemption proceeds.

Transaction Confirmation. If you notice any errors on your trade confirmation, you must notify The Montgomery Funds of such errors within 30 days following mailing of that confirmation. The Fund will not be responsible for any loss, damage, cost or expense arising out of any transaction that appears on your confirmation after this 30-day period.

Buying and Selling Shares Through Securities Brokers and Benefit Plan Administrators. You may purchase and sell shares through securities brokers and benefit plan administrators or their subagents. You should contact them directly for information regarding how to invest or redeem through them. They also may charge you service or transaction fees. If you purchase or redeem shares through them, you will receive the NAV calculated after receipt of the order by them

(generally, 4:00 P.M. Eastern Time) on any day the NYSE is open. If your order is received by them after that time, it will be purchased or redeemed at the next-calculated NAV. Brokers and benefit plan administrators who perform shareholder servicing for the Fund may receive fees from the Funds or Montgomery for providing these services.

Internet and Telephone Transactions

By buying or selling shares over the Internet or the phone, you agree to reimburse the Fund for any expenses or losses incurred in connection with transfers of money from your account. This includes any losses or expenses caused by your bank's failure to honor your debit or act in accordance with your instructions. If your bank makes erroneous payments or fails to make payment after you buy shares, we may cancel the purchase and immediately terminate your Internet or telephone transaction privileges.

The shares you purchase over the Internet or by phone will be priced at the first NAV we determine after receiving your request. You will not actually own the shares, however, until we receive your payment in full. If we do not receive your payment within three business days of your request, we will cancel your purchase. You may be responsible for any losses incurred by the Fund as a result.

Please note that we cannot be held liable for following instructions that we reasonably believe to be genuine. We use the following safeguards to ensure that the instructions we receive are accurate and authentic:

..    Recording certain calls

..    Requiring an authorization number or other personal information not likely to be known by others

..    Sending a transaction confirmation to the investor

The Fund and its Transfer Agent may be held liable for any losses due to unauthorized or fraudulent telephone transactions only if we have not followed these reasonable procedures.

An interruption in transmissions over the Internet generally, or a problem in the transmission of www.montgomeryfunds.com in particular, could result in a delay or interruption in your ability to access our Web site, to place purchase or sale orders with the Fund, to receive certain shareholder information electronically or otherwise to interact with the Fund.

We reserve the right to revoke the transaction privileges of any shareholder at any time if he or she has used abusive language or misused the Internet or phone privileges by making purchases and redemptions that appear to be part of a systematic market-timing strategy.

If you notify us that your address has changed, or you change your address online, we will temporarily suspend your telephone redemption privileges until 30 days after your notification, to protect you and your account. We require that all redemption requests made during this period be in writing with a signature guarantee.

Shareholders may experience delays in exercising Internet and/or telephone redemption privileges during periods of volatile economic or market conditions. In these cases you may want to transmit your redemption request using the automated Star System, via overnight courier or by telegram.

You may discontinue Internet or telephone privileges at any time.

Tax Withholding Information

Be sure to complete the Taxpayer Identification Number (TIN) section of the New Account application. If you don't have a Social Security Number or a TIN, apply for one immediately by contacting your local office of the Social Security Administration or the Internal Revenue Service (IRS). If you do not provide us with a TIN or a Social Security Number, federal tax law may require us to withhold 31% of your taxable dividends, capital-gain distributions, and redemption and exchange proceeds (unless you qualify as an exempt payee under certain rules).

Other rules about TINs apply for certain investors. For example, if you are establishing an account for a minor under the Uniform Gifts to Minors Act, you should furnish the minor's TIN. If the IRS has notified you that you are subject to backup withholding because you failed to report all interest and dividend income on your tax return, you must check the appropriate item on the New Account application. Foreign shareholders should note that any dividends the Fund pays to them may be subject to up to 30% withholding instead of backup withholding.

Identity Verification Procedures Notice

The USA PATRIOT Act requires financial institutions, including mutual funds, to adopt certain policies and programs to prevent money laundering activities, including procedures to verify the identity of customers opening new accounts. When completing a New Account application, you will be required to supply the Fund with information, such as your taxpayer identification number, that will assist the Fund in verifying your identity. Until such verification is made, the Fund may temporarily limit additional share purchases. In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a customer's identity. As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct. Your information will be handled by us as discussed in our privacy notice.

Privacy Notice

The Montgomery Funds may collect or capture nonpublic personal information about you from the following sources:

..    The Montgomery Funds New Account application or other forms;

..    Oral conversations with our representatives;

..    Your transactions with us;

..    Electronic sources such as our Web sites or e-mails; and

..    Information about any bank account you use for transfers between your bank account and your Fund accounts, including information provided when effecting wire transfers.

We do not disclose any nonpublic personal information about our customers or former customers to nonaffiliated third parties without the customer's authorization, except as permitted by law or in response to inquiries from governmental authorities. We restrict access to your personal and account information to those employees who need to know that information to provide products and services to you. We also may disclose that information to nonaffiliated third parties (such as the transfer agent or brokers) only as permitted by law and only as needed for us to provide agreed services to you. We maintain physical, electronic and procedural safeguards to guard your nonpublic personal information. Please inform us if you do not want to receive e-mail from our company in the future by sending us an e-mail at feedback@montgomeryasset.com. If you supply us with your postal address online you may receive periodic mailings from us with information on new products and services or upcoming events. If you do not wish to receive such mailings, please let us know by calling 800-572-FUND [3863]. Persons who supply us with their telephone numbers online may receive telephone contact from us with information regarding orders they have placed. If you do not wish to receive such phone calls, again, please let us know by calling 800-572-FUND [3863].

If you have any additional questions or concerns about privacy, our information practices or the confidentiality of personal data transmissions, please contact a shareholder services representative at 800-572-FUND [3863].

After You Invest

Tax Consequences

IRS rules require that the Fund distributes all of its net investment income and capital gains, if any, to shareholders. Capital gains may be taxable at different rates depending on the length of time the Fund holds its assets. We'll inform you about the source of any dividends and capital gains upon payment. After the close of each calendar year, we will advise you of their tax status. The Fund's distributions, whether received in cash or reinvested, may be taxable. Any redemption of the Fund's shares or any exchange of the Fund's shares for another Fund will be treated as a sale, and any gain on the transaction may be taxable.

Additional information about tax issues relating to the Fund can be found in its Statement of Additional Information, available for free by calling (800) 572-FUND [3863]. Consult your tax advisor about the potential tax consequences of investing in the Fund.

Dividends and Distributions

As a shareholder in The Montgomery Funds, you may receive income dividends and capital-gain distributions for which you will owe taxes (unless you invest solely through a tax-advantaged account such as an IRA or a 401(k) plan). Income dividends and capital-gain distributions are paid to shareholders who maintain accounts with the Fund as of its "record date."

If you would like to receive dividends and distributions in cash, indicate that choice on your New Account application. Otherwise, the distributions will be reinvested in additional Fund shares.

If you plan to purchase shares in the Fund, check if it is planning to make a distribution in the near future. Here's why: If you buy shares of the Fund just before a distribution, you'll pay the full price for the shares but receive a portion of your purchase price back as a taxable distribution. This is called "buying a dividend." Unless you hold the Fund in a tax-deferred account, you will have to include the distribution in your gross income for tax purposes, even though you may not have participated in the Fund's appreciation.

The Fund declares and pays income dividends and capital gains in the last quarter of each calendar year. Following its fiscal year end (June 30), the Fund may make additional distributions to avoid the imposition of a tax.

Keeping You Informed

After you invest, you will receive detailed information on our useful services and tools available for investors. During the year we will also send you the following communications:

..    Confirmation statements, mailed after transactions occur in your account

..    Account statements, mailed after the close of each calendar quarter (also available online)

..    Annual and semiannual reports, mailed approximately 60 days after June 30 and December 31

..    1099 tax form, sent by January 31

..    5498 tax form, sent by May 31

..    Annual updated prospectus, mailed to existing shareholders in the fall

To save you money, we will send only one copy of each shareholder report, prospectus and prospectus supplement to your household if you hold accounts under a common ownership or at the same address (regardless of the number of shareholders or accounts at that household or address). We will household all shareholder documents indefinitely; however, if you prefer to continue to receive separate mailings for each shareholder living in your household, please call (800) 572-FUND [3863].

Financial Highlights

The financial highlights tables are intended to help you understand the Fund's performance for the periods shown. The following selected per-share data and ratios were audited by PricewaterhouseCoopers LLP. The audit reports of PricewaterhouseCoopers appear in the 2002 Annual Report of the Fund. The total return figures in the table represent the rate an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions).

                                                                   Long-Short Equity Plus Fund (1)
Selected Per-Share Data for the Year or
Period Ended:
                                                                                 04/01/99-
                                            06/30/02   06/30/01(4)   06/30/00     06/30/99      03/31/99(4)   03/31/98
                                                                                 (2)(3)(4)
                                            --------   -----------   --------    ---------      -----------   --------
Net Asset Value - Beginning of Period       $ 13.16     $ 30.80      $  19.65    $  16.47        $ 12.70      $ 10.00
Net investment income/ (loss)                 (0.19)      (0.16)        (0.60)      (0.06)         (0.05)        0.02
Net realized and unrealized gain/(loss)
   on investments                             (2.07)      (8.36)        13.74        3.24           4.92         2.68
Net increase/ (decrease) in net assets
  resulting from investment operations        (2.26)      (8.52)        13.14        3.18           4.87         2.70
Dividends from net investment income             --          --            --          --             --           --
Distributions from net realized capital
   gains                                         --       (9.12)        (1.99)         --          (1.10)          --
Total distributions                              --       (9.12)        (1.99)         --          (1.10)          --
Net Asset Value - End of Period             $ 10.90     $ 13.16      $  30.80    $  19.65        $ 16.47      $ 12.70
                                            =======     =======      ========    ========        =======      ========
Total Return(5)                              (16.79)%    (34.33)%       67.54%      19.61%         39.87%       27.20%
Net assets, end of period (in 000s)         $39,822     $90,973      $368,301    $216,300        $83,638      $16,579
Ratio of net investment income/ (loss) to
   average net assets                         (0.80)%     (0.68)%       (1.92)%     (2.30)%(6)     (0.35)%       0.65%(6)
Net investment income/ (loss) before
  deferral of fees by Manager               $ (0.25)      (0.16)     $  (0.60)   $  (0.06)       $ (0.09)     $ (0.05)
Portfolio turnover rate                         425%        143%          204%         43%           226%          84%
Expense ratio including certain other
   expenses (7)                                2.44%       3.05%         3.91%       4.18%(6)       3.40%        2.78%(6)
Expense ratio before deferral of fees by
   Manager, including certain other
   expenses (7)                                2.97%       3.05%         3.91%       4.61%(6)       3.79%        5.19%(6)
Expense ratio excluding certain other
   expenses (7)                                2.35%       2.25%         2.06%       2.35%(6)       2.35%        2.35%(6)

----------
(1) The Fund was formerly named the Global Long-Short Fund. The Fund commenced operations on December 31, 1997.
(2) On January 29, 1999, the Fund's Class R shares were issued in exchange for Class A shares.
(3)  The Fund changed its year-end from March 31 to June 30.
(4) Per-share numbers have been calculated using the average share method, which more appropriately represents the per-share data for the period, since the use of the undistributed income method did not accord with the results of operations.
(5)  Total return represents aggregate total return for the periods indicated.
(6)  Annualized.
(7) For purposes of the expense ratio calculation, other expenses are: interest, taxes, brokerage commissions, short sale dividend expenses, Rule 12b-1 fees, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation.

[Inside back cover]

You can find more information about the Fund's investment policies in the Statement of Additional Information (SAI), incorporated by reference in, and therefore legally a part of, this prospectus.

To request a free copy of the SAI, please call us at (800) 572-FUND [3863]. You can review and copy further information about the Fund, including the SAI, at the Securities and Exchange Commission's (SEC's) Public Reference Room in Washington, D.C. To obtain information on the operation of the Public Reference Room please call (202) 942-8090. Reports and other information about the Fund are available through the SEC's Web site at www.sec.gov. You can also obtain copies of this information, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, Washington, D.C., 20549-0102, or e-mailing the SEC at publicinfo@sec.gov.

You can also find further information about the Fund in our annual and semiannual shareholder reports, which discuss the market conditions and investment strategies that significantly affected the Fund's performance during the previous fiscal period. To request a free copy of the most recent annual or semiannual report, please call us at (800) 572-FUND [3863].

Corporate Headquarters:

     The MONTGOMERY Funds
     101 California Street
     San Francisco, CA 94111-9361

                                     [Logo]

                                Invest wisely.(R)
                              (800) 572-FUND [3863]
                             www.montgomeryfunds.com

SEC File No.:     811-8064     Funds Distributor, Inc.02/03 --
                                                               ----